[CAMPBELL RESOURCES INC.LOGO] CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release


               CAMPBELL RESOURCES ANNOUNCES ITS FOURTH QUARTER AND
                             ANNUAL RESULTS FOR 2004


MONTREAL, FEBRUARY 24, 2005 -- CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF)


HIGHLIGHTS
----------

-    ACQUISITION OF MINORITY INTEREST IN CORPORATION COPPER RAND;

-    COPPER RAND MINE IN COMMERCIAL PRODUCTION IN MARCH;

-    JOE MANN ORE NOW PROCESSED AT THE COPPER RAND MILL;

-    CONFIRMATION OF ECONOMIC POTENTIAL FOR THE CORNER BAY PROJECT;

-    COMPLETION OF THE SALE OF THE BACHELOR LAKE PROPERTY.


FINANCIAL RESULTS
-----------------

For the fourth quarter of 2004, Campbell recorded a net loss of $3.0 million or $0.03 per share, compared with a net loss of $82,000 or $0.00 per share for the same period in 2003. For the year, the net loss amounts to $8.2 million or $0.08 per share compared to $4.0 million or $0.07 per share in 2003. In the quarter, the Company has written down, by an amount of $1,8 million, its mining interests in the Joe Mann Mine based on an asset impairment analysis, which was required following the results of operations. In 2003, a gain of $2.3 million was also realized on the sale of a Mexican subsidiary.

Gross metal sales for the fourth quarter of 2004 were $5.6 million (9,848 ounces of gold) compared to $5.2 million (9,560 ounces) for the comparable period in 2003. The average market gold price for the fourth quarter was US$432 (CDN$526) compared to US$379 (CDN$499) for the fourth quarter of 2003. The higher price of gold was partially offset by the strengthening of the Canadian dollar. In the fourth quarter, the average sale price was CDN$523 per ounce of gold contained in bullion and CDN$525 per ounce contained in the copper concentrate for an average price of CDN$524. The average price for gold in the fourth quarter of 2003 was CDN$502.

A total of 38,447 ounces of gold were sold in 2004 compared to 42,526 in 2003. Inventories of ounces of gold as at December 31, 2004 and 2003 were 1,106 and 378 respectively. Production difficulties account for a $2.5 million reduction in revenues compared to fourth quarter budget and $8.3 million for the year. Management is however of the view that measures implemented during the year began to bear results as the 4th quarter results were better than in previous quarters.

Gross metal sales for 2004 reached $21.8 million compared to $22.3 million for the previous year. The average sales price for gold was CAN$529 (US$408) for 2004 and CDN$517 (US$369) for 2003.

Mining expenses for the fourth quarter 2004 were $5.6 million, a decrease of $0.1 million over 2003. The operating cost per ounce in the fourth quarter of 2004 was US$451. Cost per ton for the fourth quarter of 2004 was $134 compared to $144 for the same quarter of 2003.

Mining expenses for 2004 were $20.9 million compared to $21.5 million for 2003. Total cost per ounce for the year is also higher due to lower amounts of ounces produced: US$411 in 2004 compared with US$375 in 2003.

Expenses related to surface exploration programs amounted to $840,000 for the fourth quarter of 2004, of which $187,000 related to the Corner Bay project was capitalized. Exploration expenses for the year 2004 were $1,606,000, of which $901,000 was capitalized.


JOE MANN MINE
-------------

Production in the fourth quarter was 9,754 ounces of gold and 216,716 pounds of copper compared to 8,442 ounces and 169,989 pounds in the same period in 2003. Average gold content per ton produced was 0.256 oz/t compared to 0.227 oz/t for the comparable period in 2003. During the quarter, 41,557 tons of ore were milled compared to 40,152 tons 2003.

For 2004, production totalled 39,175 ounces of gold and 800,632 pounds of copper compared to 42,748 ounces and 806,107 pounds for the same period in 2003. For the year, gold grade averaged 0.23 oz/t compared to 0.252 in 2003.


COPPER RAND MINE
----------------

During the quarter, Campbell concluded an agreement with the Solidarity Fund QFL, SGF Mines and the Societe de developpement de la Baie James by which Campbell acquired their respective interest of 8% in Corporation Copper Rand Inc. by issuing a total of 5,853,660 common shares. Campbell now holds a 100% interest in the Copper Rand Mine and, on January 1, 2005, Corporation Copper Rand was merged with MSV Resources Inc., a wholly-owned subsidiary of Campbell.

The Copper Rand Mine is now producing ore from its first stope and from development. Ore production is targeted to average 1,000 tons per day and to increase, mid-year, to 1,200 tons. The copper-gold concentrate is being shipped to Noranda's Horne Smelter and gold bricks to the Canadian Mint.

Since the beginning of the year, the Copper Rand mill has also been treating the Joe Mann ore and the Campbell mill has been temporarily shut down, pending a decision as to its future utilization.

During the 4th quarter, development activities continued with expenditures totalling $7,690,670 compared to $5,055,325 planned. Costs in 2004 were $26,365,100 net of $1,167,000 in revenues from pre-production activities. Total expenditures for the project totalled $61,736,000 at year end.

During the quarter, the mill produced 1,639 tons of concentrate from 18,978 tons of ore grading 1.87% Cu and 0.04 oz/t Au. Copper recoveries averaged 98.1% in spite of the fact that some 50% of the material milled was low grade material to start-up the mill. Grade for the last 10,000 tons milled averaged 2.23% Cu and
0.049 oz/t Au.

At year end, work in the upper portion of the shaft and completion of a ventilation raise were on-going. Work in the shaft is now completed and the ventilation raise is sufficiently advanced to allow the beginning of commercial production.


EXPLORATION
-----------

During 2004, Campbell's expenditures on surface exploration amounted to $1,606,000. Most of the funds were allocated to the Corner Bay project to confirm earlier results and allow the engineering to be completed. The project is very attractive at current prices and, pending the required approvals and financing, should see an exploration ramp being initiated during the 3rd quarter.

Underground exploration at Copper Rand generated excellent results during the year. The diamond drilling program was initiated in May from the end face of the decline which gave access to the ore zone. At December 31, 2004, reserves and resources were as follow:

--------------------------------------------------------------------------------
                           TONS (SHORT)            CU (%)          AU (OPT)
--------------------------------------------------------------------------------
RESERVES
  Proven                       422,000              2.71             .069
  Probable                   1,123,000              1.51             .090
--------------------------------------------------------------------------------
TOTAL RESERVES               1,545,000              1.84             .084
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           TONS (SHORT)            CU (%)          AU (OPT)
--------------------------------------------------------------------------------
RESOURCES
  Indicated                   537,000               1.69            .093
--------------------------------------------------------------------------------

   Inferred                   423,000               2.26            .085
--------------------------------------------------------------------------------

Information on calculations of mineral reserves and resources at Copper Rand:
- The qualified persons are L. Desjardins, Chief Geologist at the Copper Rand Mine and A. Blais vp geology & development for Campbell Resources Inc.;
-    Economic parameters: Au = US$425/oz, Cu = US$1.25/lb US$/Can$ = 1.25;
- All high gold grades capped at 0.40 opt Au; - all high copper grades capped to 6.0 % Cu except for vein 1-1 : 12.0 % Cu
-    Method used, polygon on orthogonal projection. Cut off = $40 NSR ;
     Recovery = Cu :98.2% Au : 90%.

So far, diamond drilling in ore from three levels is very positive and confirms previous data obtained from 1996-97 exploration drilling. Vein 1-1, located in Horizon 1, shows higher copper and gold grades. Recently, drilling was initiated to probe Horizon 2 and, to date, results are very encouraging.

At Joe Mann, diamond drilling on surface on the Meston project intersected numerous gold bearing structures containing quartz veins. The widths of those veins are generally in the order of 0.1 to 1.0 m. The grades are extremely variable (highest: 1280 g/t Au over 0.1 m) but generally in the bracket of 2.0 to 8.0 g/t Au. The mineralization is comparable to the Joe Mann type but the geological environment shows some differences. In 2005, the drilling program will focus on areas showing the best potential in term of grades and width.

Exploration activity at Joe Mann mine was gradually scaled down in 2004. The depth extension of the West Zone below the 2900 level was deceiving and other targets that could have been accessible within the mine infrastructure were tested and did not return significant results. At December 31, 2004 reserves and resources at Joe Mann were as follow:

--------------------------------------------------------------------------------
                                       TONS (SHORT)               AU (OPT)
--------------------------------------------------------------------------------
RESERVES
  Proven                                 107,000                    .306
  Probable                               105,000                    .305
--------------------------------------------------------------------------------
TOTAL RESERVES                           212,000                    .306
--------------------------------------------------------------------------------

RESOURCES
  Measured                               214,000                    .246
  Indicated                              257,000                    .289
--------------------------------------------------------------------------------
TOTAL RESOURCES                          471,000                    .269
--------------------------------------------------------------------------------

  Inferred                               180,000                    .191
--------------------------------------------------------------------------------

Information on calculations of mineral reserves and resources at Joe Mann:
- The qualified persons are J. Tanguay, Chief Geologist at the Joe Mann Mine and A. Blais vp geology & development for Campbell Resources Inc.;
-    Economic parameters: Au = US$425/oz, Cu = US$1.25/lb US$/Can$ = 1.25;
-    All high gold grades capped at 2.0 opt Au
- Method used, polygon on orthogonal projection. Cut off = 0.25 opt Au (reserves); 0.20 opt Au (resources); Recovery = Au : 85%

There is no underground exploration program scheduled for 2005 at Joe Mann. However, exploration from surface to identify potential targets in the vicinity of the mine infrastructure will resume shortly.

The sale of the Bachelor Lake property was also completed during the 4th quarter and the balance of payment owing ($2,000,000 plus interest) should be received this month.


OUTLOOK
-------

With the inclusion of revenues from the Copper Rand Mine effective March 1 and the Joe Mann Mine operating during 12 months, management is forecasting revenues of more than $56,000,000 in 2005, a significant improvement over the 2004 revenues of $21,840,182. Projections are based on a copper price of US$1.25, a gold price of US$425 and an exchange rate of CDN$1.25/US$1.00.

Projected production figures for the Copper Rand Mine are 325,000 tons of ore grading 0.070 oz/t Au and 2.24% Cu and, for the Joe Mann Mine, 168,000 tons grading 0.274 oz/t Au and 0.25% Cu.

Total gold and copper production is projected at 60,000 ounces and 15,800,000 lbs. Direct cash cost per ounce of gold, net of copper credits, is projected at US$218 per ounce at Copper Rand and US$336 at Joe Mann.

The collective agreement covering the production and maintenance employees of Copper Rand was renewed earlier this year and will terminate on April 30, 2009. Negotiations for the renewal of the collective agreement at the Joe Mann Mine are currently under way. The agreement terminated on December 31 and the Company is confident that the on-going discussions will achieve a new agreement shortly.

The Company is now focused on the operation of the Joe Mann and Copper Rand mines and is confident in optimizing both operations to the benefit of its shareholders.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                     - 30 -


FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                      Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer         Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                           John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                            Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                               Tel.: 514-939-3989
                                                             Fax: 514-939-3717
                                                             www.renmarkfinancial.com

================================================================================

INFORMATION REGARDING TELECONFERENCE:
                      --------------

DATE:   THURSDAY, FEBRUARY 24, 2005
TIME:   4:00 PM (ET)
TEL.:   800-814-4862

The conference call will feature Andre Fortier, President and Chief Executive Officer, and Lucie Brun, Executive Vice President and Chief Administrative Officer.

A replay of the conference call will be available after 6:00 p.m. (ET) on February 24, 2005, until March 3, 2005. Please dial (877) 289-8525 and provide the operator with the following access code 21112396 FOLLOWED BY #.

We look forward to your participation and thank you for your interest in Campbell Resources.

CONSOLIDATED BALANCE SHEETS
as at December 31
(Expressed in thousands of Canadian dollars)

======================================================================================================================
                                                                                             2004                2003
----------------------------------------------------------------------------------------------------------------------
                                                                                                $                   $
ASSETS

Current assets
   Cash and cash equivalents                                                                1,191               4,752
   Restricted cash                                                                            350                 234
   Short-term investments                                                                     102                 536
   Receivables                                                                              2,819               2,125
   Settlements receivable                                                                   3,131               2,128
   Notes receivable                                                                             -                 590
   Production inventories                                                                     592                 453
   Supplies inventories                                                                     3,982               4,246
   Prepaids                                                                                   218                 635
----------------------------------------------------------------------------------------------------------------------
                                                                                           12,385              15,699

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust                      2,853               2,918
Notes receivable                                                                           26,145              26,145
Restricted deposits and swap agreement                                                     49,447              49,173
Future income taxes                                                                         1,901               1,516
Properties, plant and equipment                                                            79,379              59,669
Accrued benefit asset                                                                       3,215               2,460
Deferred charges and other assets                                                           2,431               2,193
----------------------------------------------------------------------------------------------------------------------
                                                                                          177,756             159,773
======================================================================================================================

LIABILITIES

Current liabilities
   Short term loan                                                                          2,686                   -
   Accounts payable                                                                        11,149               4,829
   Accrued liabilities                                                                      3,670               3,302
   Current portion of long-term debt                                                        2,694                 490
----------------------------------------------------------------------------------------------------------------------
                                                                                           20,199               8,621

Asset retirement obligations                                                                7,321               7,112
Long-term debt                                                                             63,808              59,589
Future income taxes                                                                         4,067               2,216
Deferred royalty                                                                           27,776              30,373
Other liabilities                                                                               -                 314
Non-controlling interest                                                                        -               5,745
----------------------------------------------------------------------------------------------------------------------
                                                                                          123,171             113,970
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

   Capital stock                                                                           69,610              55,429
   Warrants and stock options and conversion rights                                         3,074                 301
   Contributed surplus                                                                      1,101                   -
----------------------------------------------------------------------------------------------------------------------
   Deficit                                                                                (19,200)             (9,927)
----------------------------------------------------------------------------------------------------------------------
                                                                                           54,585              45,803
----------------------------------------------------------------------------------------------------------------------
                                                                                          177,756             159,773
======================================================================================================================

CONSOLIDATED STATEMENTS OF OPERATIONS
years ended December 31
(Expressed in thousands of Canadian dollars except per share amounts)

===============================================================================================================
                                                                      2004               2003             2002
---------------------------------------------------------------------------------------------------------------
                                                                         $                  $                $
                                                                                                      Restated
Gross metal sales                                                   21,833             22,307           14,711
Royalty and treatment charges                                        1,372              1,495              401
---------------------------------------------------------------------------------------------------------------
Net metal sales                                                     20,461             20,812           14,310
---------------------------------------------------------------------------------------------------------------

Expenses
   Mining                                                           20,853             21,516           16,207
   Depreciation and amortization                                     4,802              4,466            3,532
   Write-down of the Joe Mann property                               1,750                  -                -
   General administration                                            2,534              1,777            1,815
   Exploration                                                         705                  -                -
   Care and maintenance                                                365                242              223
---------------------------------------------------------------------------------------------------------------
                                                                    31,009             28,001           21,777
---------------------------------------------------------------------------------------------------------------

Loss before the following items                                     10,548              7,189            7,467
---------------------------------------------------------------------------------------------------------------

Interest expense on long-term debt                                     405                769              668
Interest income                                                     (1,702)            (1,854)          (1,268)
Amortization of deferred charges                                       264                264              156
---------------------------------------------------------------------------------------------------------------
Loss from operations                                                 9,515              6,368            7,023
---------------------------------------------------------------------------------------------------------------

Other income (expense)
   Gain on foreign exchange                                            (47)              (682)             (20)
   Gain on sale of subsidiaries                                          -             (2,296)            (777)
   Other (income) expense                                             (797)                309            (980)
   Share of loss of affiliate                                            -                190               53
---------------------------------------------------------------------------------------------------------------
                                                                      (844)            (2,479)          (1,724)
---------------------------------------------------------------------------------------------------------------

Loss before taxes and non-controlling interest                       8,671              3,889            5,299

Income and mining tax expense                                         (455)                81               62
---------------------------------------------------------------------------------------------------------------
                                                                     8,216              3,970            5,361

Non-controlling interest                                               (24)               (30)               -
---------------------------------------------------------------------------------------------------------------
NET LOSS                                                             8,192              3,940            5,361
===============================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                     96,482             55,251           40,230
===============================================================================================================

BASIC AND FULLY DILUTED LOSS PER SHARE                                0.08               0.07             0.13
===============================================================================================================

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT years ended December 31
(Expressed in thousands of Canadian dollars except per share amounts)

==================================================================================================================
                                                                           2004             2003             2002
------------------------------------------------------------------------------------------------------------------
                                                                              $                $                $
                                                                                                         Restated
CONTRIBUTED SURPLUS
   Balance at beginning of period                                             -                -                -
   Expired warrants initially applied against
      The deficit in 2003                                                 1,081                -                -
   Stock options expired during the year                                     20                -                -
------------------------------------------------------------------------------------------------------------------
   BALANCE, END OF YEAR                                                   1,101                -                -
==================================================================================================================

DEFICIT

Balance, beginning of year
   As previously reported                                                 9,927            7,068            3,855

   Reclassification of expired warrants initially applied
      against the deficit in 2003 and now presented as
      contributed surplus                                                 1,081                -                -
   Adjustment for change in accounting policy with respect
      to asset retirement obligations                                         -                -           (2,148)
------------------------------------------------------------------------------------------------------------------
As restated                                                              11,008            7,068            1,707

Net loss                                                                  8,192            3,940            5,361

Expired warrants                                                              -           (1,081)               -
------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                     19,200            9,927            7,068
==================================================================================================================